Mr. Amit Pande
Assistant Chief Accountant
Securities and Exchange Commission
Mail Stop 3561
CF/AD 11
100 F Street, N.E.
Washington, D.C. 20549-3561

By EDGAR	December 22, 2005

Dear Mr. Pande:

Credicorp Ltd.
Form 20-F for Fiscal Year Ended December 31, 2004
Filed June 30, 2005
File No. 1-14014

We are writing in response to the staff’s comments on the above-referenced Form 20-F Annual Report of Credicorp Ltd., filed with the Securities and Exchange Commission (the SEC). Your comments were transmitted to us by letter, dated December 2, 2005. For your convenience, we have set forth below the text of each of the staff’s comments followed by our response. We will submit for filing with the SEC via EDGAR our revised Form 20-F after we have fully addressed all of your comments. Please note that in this letter, “we”, “us”, “our” or “the company” refers to Credicorp Ltd.

Loan Portfolio, page 65

1. We note your proposed disclosure in response to comment 2 of our letter dated September 22, 2005. Please expand the proposed disclosure to clarify that you do not track loan write-offs and recoveries of write-offs by loan category and therefore are unable to provide all of the disclosures required by Item IV.A of Industry Guide 3. If in the future you do track write-offs and recoveries of write-offs by loan category, please make the disclosures required by Industry Guide 3.

Response:

We will expand the disclosure on page 66 to include the following statement:

“The Company does not currently track loan write-offs and recoveries of write-offs by loan categories specified by SBS Resolution No. 808-2003 and is therefore unable to provide all of the disclosures required by Item IV of Industry Guide 3 in this annual report.”

2. In your proposed disclosure in response to comment 4 of our letter dated September 22, 2005, you state that you have recognized interest income on past due loans of US$11.0 million in 2003 and US$6.2 million in 2004. We further note these amounts differ from those disclosed in the first paragraph on page 74 of your filing. Please revise your proposed disclosure to reconcile the different amounts or advise us.

Response:

We have reviewed the information disclosed in the first paragraph on page 74 and we will clarify the explanation to those figures in 2003 and 2004. See Appendix A hereto.

Contractual Obligations, page 98

3. We note your proposed disclosure in response to comment 5 of our letter dated September 22, 2005. Please revise your proposed contractual obligations table in Appendix D of your response to also include all long term debt obligations and long term time deposits. We note that Note 11 discloses long term time deposits and Note 14 discloses long term bonds.

Response:

With respect to long term debt obligations, we will add additional disclosure. See Appendix B hereto.

With respect to long term time deposits, we are currently unable to provide a breakdown of time deposits by maturity period of 1-3 and 3-5 years without undue burden and expense; however, we will provide this breakdown in our Form 20-F to be filed with respect to the year ended December 31, 2005. For purposes of this revised Form 20-F, we will provide the disclosure in Appendix B hereto.

Please do not hesitate to contact the undersigned with any questions or comments you may have concerning the information contained in this letter.

Yours truly,

Walter Bayly
Chief Financial Officer

(Enclosures)

Appendix A

We will amend page 74 as follows (additions are underlined and deletions are marked as struck-through):

Past due loan portfolio

Interest on past due loans and loans in legal collection is excluded from interest income until collected. The interest income that would have been recorded for these credits in accordance with the terms of the original contract amount is approximately US$57.6 million and US$86.1 million as of December 31, 2004 and 2003, respectively. (See Note 7 (h) to the Credicorp Consolidated Financial Statements.) The interest income recognized by Credicorp on these loans was US$6.2 million in 2004 and US$11.0 million in 2003. ~~The amount of interest income from loans classified as past due during fiscal years 2003 and 2004 was US$86.1 million and US$57.6 million, respectively. In accordance with Credicorp’s accounting policies, interest income is estimated together with recoverable principal amounts as part of discounted future cash flows expected for these credits.~~

Appendix B

We will replace the table on page 98 with the following:

		Payments due by period

	Total at
	December 31,	Less than	1–3	3–5	More than
	2004	1 year	years	years	5 years

	(U.S. Dollars in thousands)
Time deposits	2,352,200	1,646,208	705,936[1]	— [1]	56
Bonds issued	421,187	64,711	158,550	78,309	119,617
Due to banks and correspondents	209,122	98,982	52,141	22,346	35,653
Promotional credit lines	121,561	36,281	18,715	8,021	58,544
Overnight funds	98,688	98,688	0	0	0
Lease obligations	3,884	0	519	1,612	1,753

Total	3,206,642	1,944,870	935,861[2]	110,288	US$215,623

[1]	The classification of amounts to be paid under long term time deposits by maturity period is not currently available for the periods of 1-3 years and 3-5 years. As a result, the total amount to be paid under long term time deposits with a maturity period of 1-5 years has been included in the 1-3 year maturity period. The 3-5 year maturity period does not include any amount to be paid under long term time deposits.

[2]	This total includes the total amount to be paid under long term time deposits with a maturity period of 1-5 years.